EXHIBIT 99.1

For Immediate Release 22-60-TR	Date:	November 10, 2022

Teck Secures 100% Clean Power with AES Andes for Quebrada Blanca Phase 2

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) and AES Corporation (NYSE: AES) announced today that their Chilean affiliates, Compañía Minera Teck Quebrada Blanca S.A. and AES Andes S.A (“AES Andes”), have entered into a long-term clean power purchase agreement for the Quebrada Blanca Phase 2 copper project ("QB2") in Chile. Under the 17-year agreement, AES Andes will provide 1,069 Gigawatt hours per year (“GWh/year”) of energy from renewable sources, building on the February 2020 QB2 renewable energy announcement to achieve 100% clean, renewable energy for QB2 starting in 2025.

AES Andes uses its growing renewable portfolio that includes wind, solar, hydro and battery plants to supply clean energy to QB2.

The use of 100% renewable energy for QB2 instead of energy from coal-fired generation will avoid a total of approximately 1.6 million tonnes of annual greenhouse gas (“GHG”) emissions, equivalent to removing over 340,000 combustion engine passenger vehicles from the road – more than the annual emissions of all the cars in the City of Vancouver or two and a half times the numbers of cars in the Tarapacá Region of Chile where QB2 is located.

“Securing 100% renewable power for our QB2 copper operation is a significant step forward in Teck’s ongoing efforts to reduce greenhouse gas emissions across our business and support global action on climate change,” said Jonathan Price, CEO of Teck. “Reaching full renewable power for QB2 will enable us to achieve our goal of net-zero scope 2 emissions by 2025 as we harness clean power to minimize the GHG footprint of our operations.”

The CEO of AES Andes, Javier Dib, stated: "We are very honoured and grateful for the trust that Teck has once again placed in AES Andes as a provider of innovative and intelligent power solutions. The long-term renewable agreements we are signing through the Coal to Green solution allow us to make our strategic customers' operations more sustainable and competitive and to accompany them in their transition to emission-free energy. We are convinced that by working together we are accelerating the future of energy and advancing in the sustainable energy transition that Chile is carrying out".

This agreement will enable Teck to achieve its goal of net-zero scope 2 emissions (emissions associated with purchased power) by 2025, which would make it one of the first companies in the mining industry to achieve this target. It also contributes to Teck’s 2030 goal of reducing carbon intensity of operations by 33% and ultimately becoming a net-zero operator by 2050. Teck previously announced switching to 100% renewable power for its Carmen de Andacollo Operation in Chile. CIick here to learn more about Teck’s approach to taking action on climate change.

With its Greentegra strategy, AES Andes continues to advance in its transformation and has already signed more than 6,500 GWh/y of renewable agreements with mining companies in Chile, which is equivalent to supplying 3 million Chilean households

The terms of the agreement are confidential.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information as defined in the Securities Act (Ontario). Forward-looking statements and information can be identified by the use of words such as "expects", "intends", "is expected", "potential" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "should", "would", "might" or "will" be taken, occur, or be achieved. Forward-looking statements include statements regarding anticipated and realized reductions in GHG emissions; future decarbonisation initiatives; and Teck’s achievement of its climate change goals, including net-zero scope 2 emissions by 2025, reducing carbon intensity of operations by 33% by 2030, and becoming a net-zero operator by 2050.

The forward-looking statements in this press release are based on assumptions regarding anticipated and realized reductions in GHG emissions, achievement of energy efficiency in line with expectations, general economic conditions and the performance of our business, as well as our ability to achieve our climate goals and the longer term impacts of those goals on our business, among other matters. The foregoing list of assumptions is not exhaustive. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Teck to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Factors that may cause actual results to vary include, but are not limited to, ultimate sources of power under the QB2 power arrangements; cost of decarbonisation and other climate impact initiatives; failures in performance by contractual counterparties; changes in commodity prices or general economic conditions; actual climate-change consequences; adequate technology not being available on adequate terms; changes in laws and governmental regulations or enforcement thereof that impact our operations or strategy; and other risk factors as detailed from time to time in Teck's reports filed with Canadian securities administrators and the U.S. Securities and Exchange Commission.

Certain of these risks are described in more detail in the annual information form of Teck and in its public filings with Canadian securities administrators and the U.S. Securities and Exchange Commission. Teck does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.

About Teck
As one of Canada’s leading mining companies, Teck is committed to responsible mining and mineral development with major business units focused on copper, zinc, and steelmaking coal. Copper, zinc and high-quality steelmaking coal are required for the transition to a low-carbon world. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at  www.teck.com or follow @TeckResources.

About AES Andes

AES Andes generates and sells energy in Chile, Colombia and Argentina with the mission of improving lives by accelerating a safer and more sustainable energy future. The Company operates 5,101 MW in the region along with a large portfolio of renewable energy projects under development. The company is one of the region's leading generators, with a diversified portfolio that includes hydroelectric, wind, solar, energy storage, biomass, gas and coal plants.

In Chile, AES Andes owns and operates 3,356 MW, consisting of 2,129 MW of fossil, 771 MW of hydroelectric, 277 MW of wind, 104 MW of solar photovoltaic and 13 MW of biomass, in addition to 62 MW of energy storage batteries, seawater desalination plants, transmission lines and gas pipelines in Chile. The company also owns hydroelectric and solar plants in Colombia with a total capacity of 1,102 MW and a natural gas combined cycle plant in Argentina, with an installed capacity of 643 MW. AES Andes is 99% owned by The AES Corporation. To learn more about AES Andes, please visit www.aesandes.com/en/investors.

Teck Media Contact:

Chris Stannell

Public Relations Manager

604.699.4368

chris.stannell@teck.com

Teck Investor Contact:

Fraser Phillips

Senior Vice President, Investor Relations and Strategic Analysis

604.699.4621

fraser.phillips@teck.com

Teck Chile Media Contact:

Pamela Chait, Manager, Corporate Affairs

56.2.224645422

pamela.chait@teck.com

AES Andes Media Contact:

Karin Niklander

Communications Manager

56.9.96991442

karin.niklander@aes.com

AES Andes Investor Contact:

John Wills

Head of Investor Relations

56.9.40263099

Johnw.wills@aes.com